19011324

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-12525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services, Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Lily Creek Rd., Ste 101
(No. and Street)

Louisville	Ky	40243-2808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G.A. "Rusty" Wells (502) 736-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM, LLP
(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower, 462 S Fourth St	Louisville		40202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gerald A. Wells Digitally signed by Gerald A. Wells Date: 2019.08.17 09:52:32 -04'00'

Signature

Sec/Treas

Title

Charla Raap
Notary Public expiration 1/20/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Investment Services, Co.

Financial Statements

Years Ended June 30, 2019 and 2018

Alexander Investment Services, Co.

Table of Contents
Years Ended June 30, 2019 and 2018

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Alexander Investment Services, Co.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the "Company") as of June 30, 2019 and 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alexander Investment Services, Co. management. Our responsibility is to express an opinion on Alexander Investment Services, Co.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alexander Investment Services, Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP

P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

A Member of PrimeGlobal - An Association
of Independent Accounting Firms

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Alexander Investment Services, Co.'s financial statements. The supplemental information is the responsibility of Alexander Investment Services. Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Investment Services, Co.'s auditor since 2009.

MCM CPAs & Advisors LLP

Louisville, Kentucky
August 26, 2019

Alexander Investment Services, Co.
Statements of Financial Condition
June 30, 2019 and 2018

	2019	2018
Assets		
Cash and Cash Equivalents	$ 194,143	$ 40,723
Accounts Receivable	-	2,825
Accrued Commissions	30,571	1,132
Marketable Securities	75,632	73,016
Property and Office Equipment, net	19,182	29,493
Other Assets	91,857	14,322
Total Assets	$ 411,385	$ 161,511
Liabilities and Stockholders' Equity		
Accounts Payable	$ 2,598	$ 2,137
Accrued Expenses and Other Payables	65,732	46,522
Accrued Income Tax	33,708	4,323
Deferred Income	110,969	-
Deferred Tax Liability, net	16,603	16,101
Total Liabilities	229,610	69,083
Stockholders' Equity		
Capital stock, common, no par value; authorized 100,000 shares, 50,000 issued and outstanding shares	1,000	1,000
Additional paid-in capital	108,882	68,882
Retained earnings	71,893	22,546
Total Stockholders' Equity	181,775	92,428
Total Liabilities and Stockholders' Equity	$ 411,385	$ 161,511

See accompanying notes.

Alexander Investment Services, Co.
Statements of Operations
Years Ended June 30, 2019 and 2018

	2019	2018
Revenues		
Commissions	$ 4,077,840	$ 4,030,946
Retirement plan fees	48,551	72,911
Interest and dividends	7,804	4,460
Securities (losses) gains, net	(3,587)	3,195
Total Revenues	4,130,608	4,111,512
Expenses		
Officers' compensation	2,056,317	2,099,825
Salaries, wages, and commissions	1,561,325	1,522,253
Payroll taxes	37,712	33,967
Insurance	79,312	78,130
Employee retirement plan	45,000	40,000
Depreciation	12,424	12,716
Rent	51,180	49,620
Office supplies	57,527	55,562
Telephone	15,421	15,936
Consulting	31,950	59,047
Regulatory fees	31,633	20,308
Other expenses	67,075	128,043
Total Expenses	4,046,876	4,115,407
Net Income (Loss) Before Income Taxes	83,732	(3,895)
Income Taxes		
Current expense	33,883	4,323
Deferred expense	502	10
	34,385	4,333
Net Income (Loss)	$ 49,347	$ (8,228)

See accompanying notes.

Alexander Investment Services, Co.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2019 and 2018

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at June 30, 2017	50,000	$ 1,000	$ 68,882	$ 30,774	$ 100,656
Net loss	-	-	-	(8,228)	(8,228)
Balances at June 30, 2018	50,000	1,000	68,882	22,546	92,428
Capital contributions	-	-	40,000	-	40,000
Net income	-	-	-	49,347	49,347
Balances at June 30, 2019	50,000	$ 1,000	$ 108,882	$ 71,893	$ 181,775

See accompanying notes.

Alexander Investment Services, Co.
Statements of Cash Flows
Years Ended June 30, 2019 and 2018

	2019	2018
Operating Activities		
Net income (loss)	$ 49,347	$ (8,228)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	12,424	12,716
Securities losses (gains), net	3,587	(3,195)
Deferred income tax	502	10
(Increase) decrease in assets		
Accounts receivable	2,825	(2,825)
Accrued commissions	(29,439)	5,494
Other assets	(77,535)	(4,105)
Increase (decrease) in liabilities		
Accounts payable	461	(1,375)
Accrued expenses and other payables	19,210	8,556
Deferred income	110,969	-
Accrued income tax	29,385	-
Net Cash Provided by Operating Activities	121,736	7,048
Investing Activities		
Additions to property and office equipment	(2,114)	(2,294)
Sales of marketable securities	14,413	-
Purchases of marketable securities	(20,615)	(4,005)
Net Cash Used in Investing Activities	(8,316)	(6,299)
Financing Activities		
Capital contributions	40,000	-
Net Cash Provided by in Financing Activities	40,000	-
Increase in Cash and Cash Equivalents	153,420	749
Cash and Cash Equivalents, beginning of year	40,723	39,974
Cash and Cash Equivalents, end of year	$ 194,143	$ 40,723
Supplemental Disclosure of Cash Flow Information		
Cash paid for income taxes	$ 4,462	$ 2,166

See accompanying notes.

Alexander Investment Services, Co.
Notes to Financial Statements
Years Ended June 30, 2019 and 2018

Note A - Nature of Organization

Alexander Investment Services, Co. (the "Company") is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note B - Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative accounting technical literature.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Accounts Receivable: Management has determined that no provisions for uncollectible accounts receivable are necessary at June 30, 2019 and 2018.

6. Revenue Recognition: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*: *Topic 606*, to supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States (GAAP). The Company adopted the provisions of this guidance on July 1, 2018. The adoption did not have a material impact on the timing or amounts of revenue recognition but impacted the disclosures within the notes to the financial statements. The Company has two significant sources of revenue:

   Commission Revenues: The Company generates two types of commission revenues: sales-based commissions and trailing commissions. Sales-based commission revenues occur when customers trade securities or purchase various types of investment products. Sales-based commissions are recorded on the trade date (the date that the Company fills the trade order for the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets. The Company earns trailing commission revenues primarily on mutual funds and variable annuities held by customers. The Company believes that trailing commission revenue is recognized when the Company is contractually eligible to receive them, which is generally when the performance obligation is satisfied and all factors relating to pricing are known.

Alexander Investment Services, Co.
Notes to Financial Statements (Continued)
Years Ended June 30, 2019 and 2018

Note B - Significant Accounting Policies (Continued)

6. Revenue Recognition (Continued): Investment Advisory Fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are generally recognized as revenue at that time as they relate specifically to the services provided in that period.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. Deferred Income: Deferred income represents revenues collected but not earned as of June 30, 2019. This revenue consists of quarterly billing for investment advisory fees in June that will not be fully earned until August 31, 2019.

9. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

10. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to June 30, 2016.

11. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

12. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note B - Significant Accounting Policies (Continued)

13. Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for annual reporting periods beginning after December 31, 2020.

    In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of operations will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for annual reporting periods beginning after December 31, 2021.

    The Company is currently evaluating these ASUs and their related impact on the Company's financial statements.

Note C - Property and Office Equipment

Property and office equipment at June 30, 2019 and 2018 are summarized as follows:

	2019	2018
Furniture	$ 39,104	$ 39,104
Office Equipment	175,540	173,427
	214,644	212,531
Less accumulated depreciation	195,462	183,038
	$ 19,182	$ 29,493

Note D - Fair Value Measurements

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Inputs are quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Inputs are observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
- Level 3: Inputs are unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Note D - Fair Value Measurements (Continued)

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Exchange-traded equity securities, including the Company's mutual funds, are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2019
Assets				
Mutual funds	$ 75,632	$ -	$ -	$ 75,632

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2018
Assets				
Mutual funds	$ 73,016	$ -	$ -	$ 73,016

There were no transfers between Levels 1 and 2 for the years ended June 30, 2019 and 2018.

Note E - Retirement Plan

The Company offers a profit-sharing plan for all eligible employees. The Company's expense of funding this plan was approximately $45,000 and $40,000 for the years ended June 30, 2019 and 2018.

The profit-sharing plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note F - Income Taxes

Income taxes attributable to net income before income taxes for the years ended June 30, 2019 and 2018 consists of:

	2019	2018
Current Expense		
Federal	$ 27,337	$ 2,226
State and other	6,546	2,097
	33,883	4,323
Deferred Expense		
Federal	405	10
State and local	97	-
	502	10
Total Income Tax Expense	$ 34,385	$ 4,333

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2019.

The Tax Cuts and Jobs Act was signed into law on December 22, 2017 and had no material impact on the Company's financial statements. Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 21% and 15% to earnings for the years end June 30, 2019 and 2018, respectively before income taxes as a result of the following:

	2019	2018
Tax Expense at Expected Statutory Federal Rate	$ 23,180	$ 888
Nondeductible Expenses	4,659	1,348
State Taxes and Other	6,546	2,097
	$ 34,385	$ 4,333

Note F - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2019 and 2018:

	2019	2018
Deferred Tax Liabilities		
Adjustment to cash basis on income tax return	$ (8,095)	$ (6,820)
Depreciation	(4,065)	(4,938)
Unrealized gain on investments	(4,443)	(4,343)
Net Deferred Tax Liability	$ (16,603)	$ (16,101)

Note G - Lease Commitments

The Company has entered into a lease agreement effective July 15, 2013, with Roy's Boys, LLC, a related party sharing some common ownership. The lease is for three years and ended on June 30, 2019. The Company has renewed the lease for one year ending on June 30, 2020 with monthly rent of $3,600. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $51,180 and $49,620 for the years ended June 30, 2019 and 2018, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2020	$ 43,200

Note H - Risks and Concentrations

Approximately 89% of the Company's total commissions is generated from two securities providers. Should the Company or the securities providers seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note I - Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2019 and 2018, the Company had net capital of $59,391 and $37,661, respectively. The Company's ratio of aggregate indebtedness to net capital for this same time period was 3.8661 and 1.8343.

In addition, there were no liabilities subordinated to general creditors during the year ended June 30, 2019.

Note J - Focus Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS report) as of June 30, 2019.

Note K - Contingent Liability

During the year ended June 30, 2018, the Company experienced a loss involving withdrawals made from a customer account. These withdrawals were not authorized by the customer but rather resulted from instructions received from a hacked email account and confirmed verbally by an impersonator. There has been no customer complaint, requested arbitration or lawsuit resulting from the withdrawals; however, the Company has voluntarily reimbursed the customer $19,764 and $63,200 during the years ended June 30, 2019 and 2018. The Company expects no further payments to be made as the customer has been made whole.

Supplementary Information

Alexander Investment Services, Co.
Schedule 1
Computation of Net Capital Under SEC Rule 15c3-1
As of June 30, 2019

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2019 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

Aggregate Indebtedness	$	229,610
Net Capital		
Stockholders' equity	$	181,775
Nonallowable Assets		
Property and office equipment, net		(19,182)
Other assets		(91,857)
Net Capital Before Haircuts on Securities Positions		70,736
Haircuts on Securities		
Money market funds		-
Other securities		(11,345)
Undue concentration		-
Net Capital	$	59,391
Ratio of Aggregate Indebtedness to Net Capital		3.8661

In addition, there are no liabilities subordinated to general creditors as of June 30, 2019.

There are no differences between net capital as reported above for the year ended June 30, 2019, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of June 30, 2019.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(1) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

See report of independent registered public accounting firm.

Alexander Investment Services, Co.

Exemption Report Review

June 30, 2019

Alexander Investment Services, Co.

Table of Contents
June 30, 2019

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Alexander Investment Services, Co.

We have reviewed management's statements, included in the accompanying Alexander Investment Services, Co. Exemption Report, in which (1) Alexander Investment Services, Co. (the "Company"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP
Louisville, Kentucky
August 26, 2019

MCM CPAs & Advisors LLP
P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Alexander Investment Services
Growing Capital for Generations

909 Lily Creek Road #101 • Louisville, KY 40243-2808 • (502) 459-4414 • Fax (502) 459-7535
Hendrickson Building, Suite 208, Box 1728 • Harlan, KY 40831 • (606) 573-1374 • Fax (606) 573-9432

Alexander Investment Services Co. Exemption Report

Alexander Investment Services Co.
909 Lily Creek Road #101
Louisville, Kentucky 40243-2808

SEC File No.: 8-12525
CRD No.: 1037

Fiscal Year Ended June 30, 2019

Alexander Investment Services Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R .§240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (1);
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Gerald A. Wells, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Gerald A. Wells
Secretary/Treasurer